UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 2019

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐      No  ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐      No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐      No  ☒

# Earnings Release

# 2Q19

**July 30, 2019**

**Contact in Santiago, Chile**

Andrés Wainer, Chief Financial Officer

Paula Vicuña, Investor Relations Officer

(56-2) 2338-0520 / andina.ir@koandina.com

**Conference call details**

Wednesday, July 31, 2019

11:00 am Chile – 11:00 am EST

**Dial-In Participants**

U.S.A. 1 (877) 830-2576

International (outside U.S.A.) 1 (785) 424-1726

Access code: ANDINA

**Replay**

U.S.A. 1-844-488-7474

International (outside U.S.A.) 1-862-902-0129

Access code: 33641547

Replay available until August 15, 2019

**Audio**

Available at www.koandina.com

Thursday, August 1, 2019

Coca-Cola ANDINA

EXECUTIVE SUMMARY

Consolidated Sales Volume for the quarter was 160.8 million unit cases, decreasing 2.5% regarding the same quarter of the previous year. Consolidated accumulated Sales Volume reached 358.3 million unit cases, which represents a 2.8% decreased regarding the previous year.

Company figures reported are the following:

•                  Consolidated Net Sales during the quarter reached CLP 379,718 million, an increase of 4.5% regarding the same quarter of the previous year. Consolidated accumulated Net Sales reached CLP 840,180 million, which represents a 2.8% increase regarding the previous year.

•                  Consolidated Operating Income(1) during the quarter reached CLP 35,149 million, representing a 3.5% increase regarding the same quarter of the previous year. Consolidated accumulated Operating Income reached CLP 104,754 million, decreasing by 1.5% regarding the previous year.

•                  Consolidated Adjusted EBITDA(2) increased by 6.6% regarding the same quarter of the previous year reaching CLP 62,424 million during the quarter. Adjusted EBITDA Margin reached 16.4%, an expansion of 32 basis points regarding the same quarter of the previous year. Consolidated accumulated Adjusted EBITDA was CLP 158,649 million, which represents a 2.6% increase regarding the previous year. Adjusted EBITDA Margin for the period reached 18.9%, almost without variation regarding the previous year.

•                  Net Income attributable to the owners of the controller reached CLP 15,200 million during the quarter, representing an 85.8% increase regarding the same quarter of the previous year. Accumulated Net Income attributable to the owners of the controller was CLP 61,618 million, an increase of 29.5% regarding the previous year.

Consolidated results were strongly impacted by the depreciation of the Argentine peso during the quarter and by the depreciation of the Argentine peso and Brazilian real during the first six months of the year, with respect to the reporting currency. Isolating this effect, i.e. on a currency-neutral basis*, Company figures are the following:

• Consolidated Net Sales reached CLP 412,874 million during the quarter, a 13.6% increase. Consolidated accumulated Net Sales reached CLP 925,134 million, a 13.2% increase.
• Consolidated Operating Income(1) reached CLP 36,771 million during the quarter, an 8.3% increase. Consolidated accumulated Operating Income reached CLP 113,373 million, a 6.6% increase.
• Consolidated Adjusted EBITDA(2) reached CLP 66,472 during the quarter, a 13.5% increase. Consolidated accumulated Adjusted EBITDA reached CLP 172,440 million, an 11.5% increase.

•                  Net Income attributable to the owners of the controller increased by 114.7% during the quarter and reached CLP 17,568 million. On the other hand, Accumulated Net Income attributable to the owners of the controller for the first six months of the year increased by 44.4% and reached CLP 68,671 million.

Comment of the Chief Executive Officer, Mr. Miguel Ángel Peirano

“The focus on our strategic customer service and process optimization objectives led us to receive two awards from The Coca-Cola Company this quarter. In Argentina we were recognized with the first place in the Global Customer and Commercial Leadership Awards 2018 in the Route to Market category, for the digitization and innovation program that our franchise has developed, which has also allowed us to consistently gain market share in a country facing a strong economic downturn. In Brazil for the third consecutive year, we received the Supply Chain Award, which recognizes best practices in the supply chain, leading in the indicators of Out of Stock, Fill rate, and forecast precision, among all bottlers in Brazil. On the other hand, in Paraguay we were recognized for the eighth consecutive year, with the Top of Mind Award, with the Coca-Cola Brand, and the Employer of the Year Award for the third consecutive year.

Additionally, in Brazil, on June 25th  we officially inaugurated the Duque de Caxias plant, with the presence of important local authorities, Company directors and officers. This plant, which has been operating on trial run since mid-2018, is beginning to show results: our mineral water sales volume in Brazil has grown by more than 55% in 2019, and returnable formats show a sales mix increase of 23% to 25% of our carbonated beverage volume. These changes contribute to the sustainability of the business, and additionally allow us to deepen our Revenue Management strategy.

Finally, I would like to emphasize that the financial results of this quarter were very positive, despite the macro environment to which we are exposed. The Company’s consolidated sales grew by 4.5% and adjusted EBITDA grew by 6.6%, thereby expanding the Company’s adjusted EBITDA margin more than 30 basis points, reaching 16.4%. On the other hand, Net Income attributable to the owners of the controller grew more than 80%, and net margin expanded more than 170 basis points.

All these achievements, and the results we have attained, are in the best interests of our shareholders and other stakeholders.”

* Currency-neutral for the second quarter of 2019 is calculated using the same relation of local currencies regarding the Chilean peso than that of the second quarter of 2018.

1: Operating Income considers Revenues, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with Chile’s Financial Market Commission and set in accordance to IFRS.

2: Adjusted EBITDA considers Revenues, Cost of Sales, Distribution Costs and Administrative Expenses included in the Financial Statements filed with Chile’s Financial Market Commission and set in accordance to IFRS, plus Depreciation.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

www.koandina.com

CONSOLIDATED RESULTS: 2nd Quarter 2019 vs. 2nd Quarter 2018

Figures of the following analysis are set according to IFRS, in nominal Chilean pesos, both for consolidated results and for the results of each of our operations. All variations regarding 2018 are nominal. It is worth mentioning that the devaluation of local currencies regarding the U.S. dollar has a negative impact on our dollarized costs and the devaluation of local currencies with respect to the Chilean peso has a negative impact on the consolidation of figures. The following table shows the exchange rates used:

	Local currency/USD (Average exchange rate)		CLP / Local currency (Average exchange rate*)
Exchange rates used	2Q18	2Q19	2Q18	2Q19
Argentina	23.53	43.96	22.57	15.99
Brazil	3.61	3.92	172.43	174.52
Chile	622	684	N.A.	N.A.
Paraguay	5,624	6,260	0.11	0.11

*Except Argentina, where the closing exchange rate is used, pursuant to IAS 29

Consolidated Sales Volume during the quarter was 160.8 million unit cases, representing a 2.5% decrease regarding the same period of 2018, explained by the volume decrease of the operations in Argentina, Chile and Paraguay, which was partly offset by the volume increase in the Brazilian operation. Transactions reached 870.6 million during the quarter, representing a 1.2% decrease regarding the same quarter of the previous year.

Consolidated Net Sales reached CLP 379,718 million, a 4.5% increase, mainly explained by sales growth in Chile and Brazil, which was partially offset by the negative effect of translating figures of our operation in Argentina and by the already mentioned decrease in volumes.

Consolidated Cost of Sales increased by 6.0%, which is mainly explained by (i) the devaluation of local currencies regarding the U.S. Dollar, impacting dollarized costs, (ii)  a greater cost of PET resin in all our operations, and (iii) the effect of translating figures from our subsidiary in Argentina. The aforementioned was partially offset by a reduction in the cost of sugar, and decreased Sales Volume in Argentina and Paraguay.

Consolidated Distribution Costs and Administrative Expenses increased by 1.9%, which is mainly explained by greater marketing expenses in Brazil and Paraguay and higher distribution costs in Brazil and Chile. This was partially offset by lower distribution costs in Argentina.

The previously-mentioned effects let to a consolidated Operating Income of CLP 35,149 million, a 3.5% increase. Operating Margin was 9.3%.

Consolidated Adjusted EBITDA reached CLP 62,424 million, increasing by 6.6%. Adjusted EBITDA Margin was 16.4%, an expansion of 32 basis points.

Net Income attributable to the owners of the controller during the quarter was CLP 15,200 million, an 85.8% increase and Net Margin reached 4.0%, an expansion of 175 basis points.

ARGENTINA: 2nd Quarter 2019 vs. 2nd Quarter 2018

The average quarterly exchange rate ARS/USD was 43.96, which is compared with an average quarterly exchange rate ARS/USD of 23.53 in 2Q18. The depreciation of local currencies with respect to the U.S. dollar has a negative impact on our dollarized costs. In addition, pursuant to IAS 29, the translation of figures from local currency to the reporting currency was performed using the closing exchange rate for the conversion to Chilean pesos of 15.99 CLP/ARS, which is compared to a closing exchange rate of 22.57 CLP/ARS in 2Q18, thereby generating a negative impact on the consolidation of figures. The figures for Argentina in local currency referred to in this section both for 2018 as well as 2019, are expressed in currency of June 2019.

Sales Volume for the quarter decreased by 11.7%, reaching 37.6 million unit cases, explained by a volume reduction in all categories. Transactions reached 178.1 million, which represents a 9.3% decrease. Our soft drinks market share reached 62.7 points, an increase of 33 basis points regarding the same period of the previous year.

Net Sales reached CLP 83,218 million, decreasing 2.6%. In local currency they decreased by 11.8%, which was mainly explained by the already mentioned volume decrease, since prices remained in real terms.

Cost of Sales increased 0.4%. In local currency they decreased by 9.1%, which is mainly explained by the drop in volumes sold, partly offset by (i) the effect of the devaluation of the Argentine peso on our dollarized costs, (ii) a greater cost of PET resin, and (iii) an increase in concentrate costs given the price increases we have performed.

Distribution Costs and Administrative Expenses decreased 5.2% in the reporting currency. In local currency, they decreased by 14.3%, which is mainly explained by the effect of lower volumes in distribution expenses and lower labor expenses and services provided by third parties that grew below local inflation.

The foregoing effects led to an Operating Income of CLP 3,710 million, a 14.5% decrease. Operating Margin was 4.5%. In local currency Operating Income decreased 21.1%.

Adjusted EBITDA reached CLP 9,901 million, a 4.4% increase. Adjusted EBITDA Margin was 11.9%, an expansion of 80 basis points. On the other hand, in local currency Adjusted EBITDA decreased by 5.6%.

BRAZIL: 2nd Quarter 2019 vs. 2nd Quarter 2018

The average quarterly exchange rate BRL/USD was 3.92, which is compared with an average quarterly exchange rate BRL/USD of 3.61 in 2Q18. The depreciation of local currencies with respect to the U.S. dollar has a negative impact on our dollarized costs. Translation of figures from local currency to the reporting currency was performed using the average exchange rate for the conversion to Chilean pesos of 174.52 CLP/BRL, which is compared with 172.43 CLP/BRL in 2Q18. Thereby generating a positive impact on the consolidation of figures.

Sales Volume for the quarter reached 58.3 million unit cases, increasing by 3.6%, explained by the volume increase in the soft drinks, water and beer categories, which was partially offset by a decrease in the category for juices. Transactions reached 309.1 million, representing a 7.5% increase. Our soft drinks market share in our Brazilian franchises reached 60.8 points, 132 basis points lower regarding the same period of the previous year.

Net Sales reached CLP 131,423 million, an increase of 11.5%, mainly explained by an increase in average prices, the already mentioned volume increase, and the positive effect on translation of figures. Net Sales in local currency increased by 10.3%, which was mainly explained by the increase in average prices and increased sales volume.

Cost of sales increased 11.6%, while in local currency it increased 10.3%, which is mainly explained by the negative effect of the devaluation of the Brazilian real against the U.S. dollar over our dollarized costs and the greater cost of concentrate, given the price increases carried out.

Distribution Costs and Administrative Expenses increased 10.1% in the reporting currency. In local currency, they increased by 8.9%, which is mainly explained by greater advertising expenses and by greater distribution freight costs.

The foregoing effects led to an Operating Income of CLP 14,954 million, a 14.6% increase. Operating Margin was 11.4%. In local currency, Operating Income increased by 13.6%.

Adjusted EBITDA amounted to CLP 22,177 million, a 12.3% increase regarding the previous year. Adjusted EBITDA Margin was 16.9%, an expansion of 12 basis points. In local currency, Adjusted EBITDA increased by 11.3%.

CHILE: 2nd Quarter 2019 vs. 2nd Quarter 2018

The average quarterly exchange rate CLP/USD was 684, which compares to an average quarterly exchange rate CLP/USD of 622 in 2Q18. The depreciation of local currencies with respect to the U.S. dollar has a negative impact on our dollarized costs.

Sales Volume during the quarter reached 50.2 million unit cases, representing a 0.1% decrease, explained by a decrease in the category for juices, partially offset by an increase in the soft drinks and water categories. Transactions reached 293.2 million, representing a 2.5% decrease. On the other hand, when compared to the same quarter of the previous year, soft drinks market share expanded by 51 basis points reaching 67.1 points.

Net Sales reached CLP 132,757 million, a 5.2% growth, mainly explained by the increase in average prices.

Cost of Sales increased by 6.5%, mainly explained by (i) the shift in the mix towards sugar free and products with low sugar contents, which have a greater concentrate cost, (ii) the negative effect of the depreciation of the Chilean peso over our dollarized costs, and (iii) the greater cost of PET resin. This was partially offset by the lower cost of sugar, and the lower use of this raw material because of the shift in the mix towards sugar free products and given the reformulations we have carried out.

Distribution Costs and Administrative Expenses increased by 1.2%, which is mainly explained by greater labor expenses and higher distribution expenses. This was partially offset by lower advertising expenses.

The aforementioned effects led to an Operating Income of CLP 11,826 million, 10.2% higher when compared to the previous year. Operating Margin was 8.9%.

Adjusted EBITDA reached CLP 23,375 million, a 10.5% increase. Adjusted EBITDA Margin was 17.6%, an expansion of 85 basis points.

PARAGUAY: 2nd Quarter 2019 vs. 2nd Quarter 2018

The average quarterly exchange rate PYG/USD was 6,260 compared to an average quarterly exchange rate PYG/USD of 5,624 in 2Q18. The depreciation of local currencies with respect to the U.S. dollar has a negative impact on our dollarized costs. The translation of figures from local currency to the reporting currency was performed using the average exchange rate of 0.11 CLP/PGY for the translation to Chilean pesos, very similar to the exchange rate of 2Q18.

Sales Volume during the quarter reached 14.8 million unit cases, a decrease of 6.8%, explained by a decreased volume in the soft drinks and juices categories, partially offset by the growth in the volume of waters. Transactions reached 90.2 million, which represents a 6.6% decrease. Our soft drinks market share reached 73.2 points during the quarter; 161 basis points higher compared to the previous year.

Net Sales reached CLP 32,968 million, reflecting a 4.7% decrease. Net Sales in local currency decreased 3.6%, which was explained by the already mentioned decrease in Sales Volume, which was partially offset by price increases.

Cost of Sales in the reporting currency decreased by 3.5%. In local currency it decreased by 2.4%, which is mainly explained by lower volume sold and a reduction in sugar and fructose prices. This was partially offset by a greater cost of PET resin.

Distribution Costs and Administrative Expenses increased by 3.6%, and in local currency they increased by 6.1%. This is mainly explained by greater advertising expenses.

The aforementioned effects led to an Operating Income of CLP 5,845 million, lower by 16.9% when compared to the previous year. Operating Margin reached 17.7%. In local currency Operating Income decreased by 16.9%.

Adjusted EBITDA reached CLP 8,157 million, a 13.0% decrease and Adjusted EBITDA Margin was 24.7%, a contraction of 237 basis points. In local currency Adjusted EBITDA decreased by 12.8%.

ACCUMMULATED RESULTS: First Half 2019 vs. First Half 2018

Figures of the following analysis are set according to IFRS, in nominal Chilean pesos, both for consolidated results and for the results of each of our operations. All variations with respect to 2018 are nominal. It is worth mentioning that the devaluation of local currencies with respect to the U.S. dollar has a negative impact on our dollarized costs and that the devaluation of local currencies with respect to the Chilean peso has a negative impact on the consolidation of figures. In addition, according to IAS 29, for the Argentine case, the translation of figures from the local currency to the reporting currency was carried out using closing exchange rates for the translation to Chilean pesos of 15.99 CLP/ARS, which is compared to 22.57 CLP/ARS for the 1H18, thus generating a negative impact on the consolidation of figures. Argentina’s figures in local currency referred to in this section, for both 2018 and 2019, are all expressed in June 2019 currency. The following table shows the exchange rates used:

	Local currency /USD (Average Exchange rate)		CLP/local currency (Average Exchange rate*)
Exchange rates used	1H18	1H19	1H18	1H19
Argentina	21.62	41.53	22.57	15.99
Brazil	3.42	3.84	178.62	175.65
Chile	612	675	N.A.	N.A.
Paraguay	5,601	6,168	0.11	0.11

*Except Argentina, where the closing exchange rate is used, pursuant to IAS 29

Consolidated Results

Consolidated Sales Volume reached 358.3 million unit cases, representing a 2.8% decrease with respect to the same period of 2018, mainly explained by volume decreases in the franchises of Argentina and Paraguay, partly offset by volume growth in Brazil and Chile. On the other hand, transactions reached 1,905.5 million, representing a 1.3% decrease. Consolidated Net Sales reached CLP 840,180 million, an increase of 2.8%.

Consolidated Cost of Sales increased by 5.4%, which is mainly explained by (i) the effect of the devaluation of the Argentine Peso, Brazilian Real and Chilean Peso on our dollarized costs, (ii) increased revenues in local currency in Brazil, which has a direct incidence on the cost of concentrate, and (iii) higher PET resin costs in all four operations.  The foregoing was partially offset by (i) the reduction in the use of sugar in Brazil and Chile given the reformulations we have performed, (ii) the lower cost of sugar in all four operations, and (iii) lower Sales Volume in Argentina and Paraguay.

Consolidated Distribution Costs and Administrative Expenses decreased by 0.4%, which is mainly explained by (i) the effect upon translation of figures from our subsidiary  in Argentina, (ii) lower advertising expenses in Argentina, Brazil and Chile, and (iii) lower depreciation expenses in Paraguay. This was partially offset by (i) greater labor costs in Chile and Paraguay, and (ii) greater freight costs in Brazil and Paraguay.

The foregoing mentioned impacts, led to a Consolidated Operating Income of CLP 104,754 million, a decrease of 1.5%. Operating Margin was 12.5%.

Consolidated Adjusted EBITDA reached CLP 158,649 million, an increase of 2.6%. Adjusted EBITDA Margin was 18.9%, a contraction of 4 basis points.

Net Income attributable to the controllers was CLP 61,618 million, a 29.5% growth and net margin reached 7.3%.

Argentina:

Sales Volume decreased by 15.2% and reached 86.6 million unit cases. On the other hand, transactions reached 408.7 million, which represents a 12.5% decrease. Net Sales reached CLP 193,175 million, a 5.2% decrease while in local currency, Net Sales decreased by 14.0%, which was mainly explained by the already mentioned decrease in sales volume.

Cost of Sales decreased 1.2%. In local currency it decreased by 10.4%, which is mainly explained by (i) lower sales volume, (ii) lower sugar costs, and (iii) lower labor costs. This was partly offset the effect of the devaluation of the Argentine peso over our dollarized costs, and by greater PET resin costs.

Distribution Costs and Administrative Expenses decreased by 8.7% in the reporting currency. In local currency they  decreased by 17.2% which is mainly explained by (i) the effect of lower volumes over distribution expenses, (ii) lower labor expenses and services provided by third parties, which grew below local inflation, and (iii) lower advertising expenses.

The foregoing mentioned impacts, led to an Operating Income of CLP 18,178 million, a 12.5% decrease. Operating Margin was 9.4%. In local currency Operating Income decreased by 21.1%.

Adjusted EBITDA reached CLP 30,158 million, a 1.4% decrease. Adjusted EBITDA Margin was 15.6%, an expansion of 59 basis points. On the other hand, Adjusted EBITDA in local currency decreased by 11.0%.

Brazil

Sales Volume grew by 2.8%, reaching 124.3 million unit cases. The volume growth is explained by the volume growth in the soft drinks, water  and beer categories and partially offset by the volume decrease in the juice category. On the other hand, transactions reached 663.1 million, which represents a 6.7% increase. Net Sales reached CLP 286,699 million, a 7.0% increase, explained by the increase in average prices and greater sales volume and partially offset by the negative impact of the depreciation of local currency with respect to the reporting currency upon consolidation of figures. In local currency, Net Sales increased by 9.3% regarding the same period of the previous year, mainly explained by an increase in average prices and greater sales volume.

Cost of Sales increased by 8.6%,while in local currency it increased by 10.8%, which is mainly explained by (i) the negative effect over dollarized costs of the depreciation of the Brazilian real against the U.S. Dollar, (ii) greater concentrate costs due to the price increases we have performed, and (iii) greater depreciation charges, explained by the new Duque de Caxias plant. These effects were partially offset by (i) the lower price of sugar, and (ii) the lower use of sugar due to the reformulations we have carried out.

Distribution Costs and Administrative Expenses increased by 2.3% in the reporting currency, and in local currency they increased by 4.1%. This is mainly explained by greater distribution freight expenses, partially offset by  lower advertising expenses.

The foregoing mentioned impacts, led to an Operating Income of CLP 42,078 million, an 8.5% increase. Operating Margin was 14.7%. In local currency, Operating Income increased by 11.6%.

Adjusted EBITDA reached CLP 56,385 million, an 8.6% increase regarding the previous year. Adjusted EBITDA Margin was 19.7%, an expansion of 30 basis points. In local currency Adjusted EBITDA increased by 11.4%.

Chile

Sales Volume reached 114.7 million unit cases, representing a 2.6% increase, explained by the growth of the soft drinks’ category, and specially the water category, which was partially offset by the decreased volume of the juice category. On the other hand, transactions reached 636.6 million, representing a 0.1% decrease. Net Sales reached CLP 289,633 million, a 5.7% growth, explained by the increase in average prices and by greater sales volume.

Cost of Sales increased by 8.3%, which is mainly explained by (i) the shift in the mix towards sugar free products and with low sugar contents, which have a higher cost of concentrate, (ii) the shift in the mix towards products that carry a higher unit cost, (iii) a greater cost of PET resin, and (iv) the negative effect over our dollarized costs of the depreciation of the Chilean peso. This was partially offset by the lower cost of sugar, and the lower use of sugar due to the shift in the mix towards sugar free products and with low sugar contents.

Distribution Costs and Administrative Expenses increased by 4.9% which is mainly explained by greater labor expenses and greater distribution expenses. This was partially offset by lower advertising expenses.

The foregoing mentioned impacts, led to an Operating Income of CLP 32,282 million, 4.5% lower when compared to the previous year. Operating Margin was 11.1%.

Adjusted EBITDA reached CLP 55,292 million, increasing by 1.5%. Adjusted EBITDA Margin was 19.1%, a contraction of 79 basis points.

Paraguay

Sales Volume reached 32.8 million unit cases, representing a decrease of 3.2%, explained by the volume decrease of the soft drinks and juice categories, which was partially offset by increased volume in the water category. On the other hand, transactions reached 197.1 million, which represents an 3.5% decrease. Net Sales reached CLP 71,896 million, a decrease of 1.1%. In local currency Net Sales decreased by 1.5%, which is explained by the already mentioned decrease in Sales Volume, partially offset by price increases performed during the period.

Cost of Sales decreased by 0.9% and in local currency it decreased by 1.3%. This is mainly explained by lower volumes sold and reduction in sugar and fructose prices. This was partially offset by  a greater cost of PET resin.

Distribution Costs and Administrative Expenses increased by 2.9% in the reporting currency. In local currency they increased by 3.0%, which is mainly explained by greater labor costs and higher distribution and transportation freight expenses. This was partially offset by lower depreciation charges.

The aforementioned effects led to an Operating Income of CLP 14,501 million, 5.6% lower when compared to the previous year. Operating Margin was 20.2%. In local currency Operating Income decreased by 6.5%.

Adjusted EBITDA reached CLP 19,097 million, 4.8% lower when compared to the previous year and Adjusted EBITDA Margin was 26.6%, a contraction of 104 basis points. In local currency Adjusted EBITDA decreased by 5.6%.

NON-OPERATING RESULTS FOR THE QUARTER

Net Financial Income and Expense account recorded an expense of CLP 9,557 million, which is compared to the CLP 9,702 million expense for the same quarter of the previous year. The decrease is mainly due to the partial refinancing of a bond issued in the United States in October 2018, for a bond issued in Chile in UFs at a lower interest rate.

Results by Investment in Related Companies account went from a CLP 163 million loss to a CLP 609 million loss, which is explained by lower earnings from the equity investees CMF and Coca-Cola del Valle.

Other Income and Expenses account recorded a CLP 669 million gain, which is compared to a CLP 3,233 million loss regarding the same quarter of the previous year, which variation is mainly explained by lower contingency provisions in Brazil.

Results by Adjustment Units and Exchange Rate Differences account went from a CLP 926 million gain to a CLP 2,791 million loss. This loss is mainly explained by higher inflation recorded in 2019 compared to 2018, affecting the restatement of the Company’s debt which is expressed in UF.

Income Tax went from -CLP 12,273 million to -CLP 7,830 million, which variation is mainly explained by the lower devaluation of the Chilean Peso regarding the U.S. dollar when compared to the same period of the previous year, since the Company has net assets in U.S. Dollars which generated a lower tax expense.

CONSOLIDATED BALANCE SHEET

The balance of assets and liabilities as of the closing dates of these financial statements are:

	12.31.2018	06.30.2019	Variation
	CLP million	CLP million	CLP million
Assets
Current assets	481,585	425,329	-56,257
Non-current assets	1,732,919	1,721,022	-11,896
Total Assets	2,214,505	2,146,352	-68,153

	12.31.2018	06.30.2019	Variation
	CLP million	CLP million	CLP million
Liabilities
Current liabilities	419,862	339,185	-80,677
Non-current liabilities	930,928	933,499	2,571
Total Liabilities	1,350,790	1,272,683	-78,107

	12.31.2018	06.30.2019	Variation
	CLP million	CLP million	CLP million
Equity
Non-controlling interests	19,902	19,453	-448
Equity attributable to the owners of the controller	843,813	854,215	10,402
Total Equity	863,715	873,668	9,953

At the closing of June, with regard to the closing of 2018, the Argentine Peso, the Brazilian Real and the Paraguayan Guaraní depreciated against the Chilean peso, by 15.2%, 1.2% and 6.2%, respectively. This generated a decrease in assets, liabilities and equity accounts, due to the effect of translation of figures.

Assets

Total assets decreased by CLP 68,153 million, 3.1% compared to December 2018

Current assets decreased by CLP 56,257 million, 11.7% compared to December 2018, which is mainly explained by a decrease in Trade Accounts and Other Accounts Receivable, current (-CLP 51,939 million) mainly due to seasonal factors, since we are comparing against December 2018, the month with the highest sales in the year, and thus, with high accounts receivable compared to an average month. In addition to a decrease in Cash and Cash Equivalents (-CLP 20,088 million). The mentioned decreases are partially offset by an increase in Other Non-Financial Assets, current (CLP 10,955 million), due to the reclassification of anticipated payments to suppliers of Trade Accounts and Other Accounts Receivable, current, to this account.

On the other hand, non-current assets decreased by CLP 11,896 million, 0.7% compared to December 2018, which is mainly explained by the decrease of Intangible Assets other than Goodwill (-CLP 12,860 million) explained by the effect of translation of the distribution rights in our subsidiaries, due to the depreciation of their currencies regarding the Chilean peso.

Liabilities and Equity

In total, liabilities decreased by CLP 78,107 million, 5.8% compared to December 2018.

Current liabilities decreased by CLP 80,677 million, 19.2% regarding December 2018, which is mainly explained by the decrease in Trade Accounts and Other Accounts Payable, current (-CLP 64,841 million), mainly due to seasonal factors, considering that December is the month with highest sales in the year, and thus, with high accounts payable to suppliers. In addition, the decrease in Current Provisions for Employee Benefits (-CLP 7,461 million) given that the majority of employees go on vacation during the first months of the year. Added to the mentioned decreases is the decrease of Tax Liabilities, current (-CLP 7,260 million) due to the reclassification of balances of this account to Trade Accounts and Other Accounts Payable of the operation in Chile.

On the other hand, non-current liabilities increased by CLP 2,571 million, 0.3% compared to December 2018, mainly due to the increase of Non-Current Provisions for Employee Benefits (CLP 4,054 million) and the increase of Non-Current Other Financial Liabilities (CLP 3,096 million). The foregoing is mainly explained by increased liabilities and the recognition of right-of-use liabilities, which was partially offset by the decrease in the U.S. dollar debt, given the effect of the appreciation of the Chilean Peso against the U.S. Dollar during the period. The previous increases are partially offset by the decrease in Other Non-Current Provisions (-CLP 7,086 million), explained by a provision reversal in the operation in Brazil related to a tax contingency.

As for equity, it increased by CLP 9,953 million, 1.2% compared to December 2018, explained by Retained Earnings (CLP 47,360 million) resulting from earnings obtained during the period (CLP 61,618 million), from the increase in equity balances in Argentina, pursuant to IAS 29 (CLP 28,479 million) and the decrease in dividend payments (-CLP 42,737 million). The increase of Retained Earnings was partially offset by the decrease of Other Reserves (-CLP 36,959 million) mainly explained by the decrease in dividend payments and the effect of translation of figures from foreign subsidiaries upon consolidation, due to exchange rate variations.

FINANCIAL ASSETS AND LIABILITIES

Total financial assets amounted to USD 298 million. Excluding the market valuation effect of Cross Currency Swaps (“CCS”), financial assets amounted to USD 173 million, which are invested in time deposits and short-term fixed income mutual funds. In terms of exposure to currency, without considering derivatives, financial assets are 44.7% denominated in Chilean pesos, 36.0% in real, 8.9% in U.S. dollars, 8.5% in Paraguayan guarani and 1.9% in Argentine pesos.

Financial debt level reached USD 1,149 million, of which USD 365 million correspond to a bond in the international market, USD 688 million to bonds in the local Chilean market, and USD 96 million to bank debt. Financial debt, including the CCS effect, is denominated 60.1% in UF, 36.2% in real, 2.7% in Chilean pesos, 0.7% in U.S. dollars, 0.1% in Argentine pesos and 0.1% in Paraguayan guarani.

The Company’s Net Debt, including the aforementioned CCS effect, reached USD 850 million.

CASH FLOW

	06.30.2018	06.30.2019	Variation
	CLP million	CLP million	CLP million	%
Cash Flow
Operating	88,222	88,734	512	0.6%
Investment	-44,339	-57,316	-12,977	29.3%
Financing	-63,913	-50,253	13,660	-21.4%
Net Cash Flow for the period	-20,029	-18,835	1,194	-6.0%

During the present period, the Company generated a negative cash flow of CLP 18,835 million, with the following breakdown:

Operating activities generated a positive net cash flow of CLP 88,734 million, which is higher than the CLP 88,222 million recorded in the same period of 2018, which is mainly due to higher collections from clients partially offset by higher payments to suppliers and taxes.

Investment activities generated a negative cash flow of CLP 57,316 million, with a negative variation of CLP 12,977 million compared to the previous year, which is mainly explained by lower financial investment redemptions exceeding 90 days.

Financing activities generated a negative cash flow of CLP 50,253 million, with a positive variation of CLP 13,660 million compared to the previous year, which is mainly explained by lower loans payments in Argentina.

MAIN INDICATORS

INDICATOR	Definition	Unit	Jun 19	Dec 18	Jun 18	Jun 19 vs Dec 18	Jun 19 vs Jun 18
LIQUIDITY
Current Liquidity	Current Asset	Times	1.3	1.1	1.2	9.3%	1.4%
	Current Liability
Acid Ratio	Current Asset - Inventory	Times	0.8	0.8	0.8	1.1%	-0.6%
	Current Liability
ACTIVITY
Investments		CLP million	60,959	128,854	48,777	-52.7%	25.0%

Inventory Turnover	Cost of Sales	Times	3.2	6.8	3.5	-52.8%	-6.3%
	Average Inventory
INDEBTEDNESS
Indebtedness Ratio	Total Liabilities	Times	1.5	1.6	1.5	-6.9%	0.2%
	Minority Interest + Equity
Financial Expenses Coverage	EBIT*	Times	4.1	4.0	5.1	2.3%	-20.6%
	Fin. Expenses — Fin. Income
Net Debt/Adjusted EBITDA	Net Debt	Times	1.7	1.7	1.7	4.4%	1.9%
	Adjusted EBITDA*
PROFITABILITY
On Equity	Net Income for the fiscal year*	%	13.0%	11.8%	15.8%	1.2 pp	(2.8	)pp
	Average Equity
On Total Assets	Net Income for the Fiscal year*	%	5.1%	4.5%	6.1%	0.6 pp	(1.0	)pp
	Average Assets

*Value corresponds to the sum of the last 12 moving months.

Liquidity

Current Liquidity recorded a positive variation of 9.3% regarding December 2018, explained by the 19.2% decrease in current liabilities, which is explained by the decrease in Trade Accounts and Other Accounts Payable, current, due to seasonal factors, considering that December is the month with highest sales of the year, and thus, a month with high accounts payable to suppliers. The previous was partially offset by the 11.7% decrease in current assets.

Acid Ratio recorded a 1.1% increase regarding December 2018, due to the above-mentioned reasons in addition to an increase in inventories (2.9%) during the period. Thereby, current assets excluding inventories recorded an 18.4% decrease when compared to 2018, a lower decrease than that of current liabilities.

Activity

At the closing of June 2019, investments reached CLP 60,959 million, representing a 25.0% increase compared to the same period of 2018. Of the total of 2019, CLP 19,875 million correspond to the application effects of IAS 16, since the standard implied the recognition of right-of-use for that amount. Excluding the effects of IAS 16, investments decreased by 15.8%, which is mainly explained by lower investments in the Duque de Caxias plant.

Inventory Turnover reached 3.2x, recording a 6.3% decrease versus the same period of 2018, mainly because cost of sales increased by 5.4%, representing a lower increase than that of average inventory (12.5%).

Indebtedness

Indebtedness ratio reached 1.5x as of the closing of June 2019, representing a 6.9% decrease regarding the closing of December 2018. This is mainly due the 5.8% decrease in total liabilities compared to December 2018 that, as previously mentioned, is mainly explained by greater Trade Accounts and Other Accounts Payable, current, due to seasonal factors.

The Financial Expenses Coverage indicator records a 2.3% increase when compared to December 2018, mainly due to higher EBIT (1.3%).

Net Debt/Adjusted EBITDA was 1.7x, which represents a 4.4% increase versus December 2018. The foregoing is mainly due to the 5.7% increase of Net Debt compared to December 2018, mainly explained by the decrease in Cash and Cash Equivalents. The foregoing is partially offset the 1.2% increase in Adjusted EBITDA.

Profitability

Profitability on Equity reached 13.0% increasing by 1.2 percentage points regarding December 2018. This result is because Net Income for the period was higher than Average Equity, recording variations of 14.5% and 3.8%, respectively. On the other hand, Profitability on Total Assets was 5.1%, 0.6 percentage points higher than the indicator measured in December 2018, mainly explained by the increase in Net Earnings for the Fiscal Year.

MARKET RISK ANALYSIS

The Company’s risk management is the responsibility of the office of the Chief Executive Officer, (through the areas of Corporate Management Control, Sustainability and Risks, which depends on the office of the Chief Financial Officer), as well as each of the management areas of Coca-Cola Andina. The main risks that the Company has identified and that could possibly affect the business are as follows:

Relationship with The Coca-Cola Company

A large part of the Company’s sales derives from the sale of products whose trademarks are owned by The Coca-Cola Company, which has the ability to exert an important influence on the business through its rights under the Licensing or Bottling Agreements. In addition, we  depend on The Coca-Cola Company to renew these Bottling Agreements.

Non-alcoholic beverage business environment

Consumers, public health officials, and government officials in our markets are increasingly concerned about the public health consequences associated with obesity, which can affect demand for our products, especially those containing sugar.

The Company has developed a large portfolio of sugar-free products and has also made reformulations to some of its sugary products, significantly reducing sugar contents of its products.

Raw material prices and exchange rate

Many raw materials are used in the production of beverages and packaging, including sugar and PET resin, the prices of which may present great volatility. In the case of sugar, the Company sets the price of a part of the volume that it consumes with some anticipation, in order to avoid having large fluctuations of cost that cannot be anticipated.

In addition, these raw materials are traded in dollars; the Company has a policy of hedging a portion of the dollars it uses to buy raw materials in the futures market.

Instability in the supply of utilities

In the countries in which we operate, our operations depend on a stable supply of utilities and fuel. Power outages or water shut-offs may result in service interruptions or increased costs. The Company has mitigation plans to reduce the effects of eventual outages or shut offs.

Economic conditions of the countries where we operate

The Company maintains operations in Argentina, Brazil, Chile and Paraguay. The demand for our products largely depends on the economic situation of these countries. Moreover, economic instability can cause depreciation of the currencies of these countries, as well as inflation, which may eventually affect the Company’s financial situation.

New tax laws or modifications to tax incentives

We cannot ensure that any government authority in any of the countries in which we operate will not impose new taxes or increase existing taxes on our raw materials, products or containers. Likewise, we cannot assure that these authorities are going to uphold and/or renew tax incentives that currently benefit some of our operations.

The possible termination of the Heineken product distribution agreement in Brazil

In July 2017 Heineken Brazil notified the termination of the agreement according to which Rio de Janeiro Refrescos Ltda. commercializes and distributes Heineken brand beers in our franchise territories in Brazil. Rio de Janeiro Refrescos Ltda. understands that the expiration of this agreement is scheduled for the year 2022, which is why we submitted this dispute to an arbitration process.

While we continue to commercialize the aforementioned products, and Heineken Brazil is still required to distribute its products through The Coca-Cola System during the course of the arbitral procedure indicated above, the final result is subject to uncertainty, and it is not possible for us to predict its final resolution. An unfavorable outcome of this arbitration process could result in the termination of the agreement according to which Rio de Janeiro Refrescos Ltda. commercializes and distributes Heineken brand beers, which could produce a significant adverse effect on our business in Brazil.

A devaluation of the currencies of the countries where we have our operations, with regard to the Chilean peso, can negatively affect the results reported by the Company in Chilean pesos

The Company reports its results in Chilean pesos, while a large part of its revenues and adjusted EBITDA comes from countries that use other currencies. If the currencies of these countries depreciate against the Chilean peso, this would have a negative effect on the results of the Company, upon the translation of results into Chilean pesos.

The imposition of exchange controls could restrict the entry and exit of funds to and from the countries in which we operate, which could significantly limit our financial capacity

The imposition of exchange controls in the countries in which we operate could affect our ability to repatriate profits, which could significantly limit our ability to pay dividends to our shareholders. Additionally, it may limit the ability of our foreign subsidiaries to finance payments of U.S. dollar denominated liabilities required by foreign creditors.

A more detailed analysis of business risks is available in the Company’s 20-F and Annual Report, available on our website.

RECENT EVENTS

Duque de Caxias Plant Inauguration

On June 25, 2019, the Duque de Caxias plant was inaugurated in Brazil. This is the Company’s third plant in that country and the eleventh in the four countries in which it operates.

Duque de Caxias began gradually operating in 2018 and has allowed to more than double the beverage production capacity in returnable containers, having its own mineral water in Rio de Janeiro and increase production capacity in non-returnable containers in Coca-Cola Andina Brazil.

Institutional Investor Magazine Recognition: Latin America Executive Team

In July, the prestigious Institutional Investor magazine announced the 2019 winners of the Latin America Executive Team ranking, which distinguishes the best General Managers (CEOs), Finance Managers (CFOs), Investor Relations Professionals and Investor Relations Teams at the Latin American level, in addition to the best Investor Day, ESG information, and website. This ranking is developed through a survey between Institutional Investors and Market Analysts. In the case of Coca-Cola Andina, Miguel Ángel Peirano, Vice President and CEO of the Company, obtained the third place in the ranking in the category of Best CEOs in the food and beverage sector mid cap. Additionally, ESG Information and Coca-Cola Andina’s website achieved second and third place respectively, in their categories.

Distribution of Pisco in Chile

On 20 July 2019, through a Material Event filed with Chile’s Financial Market Commission the Company reported that, Andina jointly with Coca-Cola Embonor S.A. (“Embonor”), are currently in negotiations with Empresa Cooperativa Agrícola y Pisquera Elqui Ltda. and Viña Francisco de Aguirre S.A. (together, the “Producers”), for purposes of settling the terms and conditions of a distribution agreement for the distribution of the products of the Producers in the national territory (the “Agreement”). Among the brands of products to be distributed are Alto del Carmen®, Capel®, Artesanos del Cochiguaz®, MonteFraile®, Sensus®, Inca de Oro®, and Francisco de Aguirre®, among others.

The eventual execution of the Agreement is part of the Company´s growth and product portfolio diversification strategy, initiated in 2018, by joining the commercialization and distribution of alcoholic beverages market.

The eventual execution of the Agreement will be subject to the parties involved reaching an agreement, and that all corporate and contractual authorizations required are obtained, which will be then duly informed. Likewise, the financial effects that might be derived from the Agreement will be informed once the Agreement is subscribed.

Coca-Cola Andina is among the three largest Coca-Cola bottlers in Latin America, servicing franchised territories with almost 52.6 million people, delivering 750.6 million unit cases or 4,262 million liters of soft drinks, juices, and bottled water during 2018. Coca-Cola Andina has the franchise to produce and commercialize Coca-Cola products in certain territories in Argentina (through Embotelladora del Atlántico), in Brazil (through Rio de Janeiro Refrescos), in Chile, (through Embotelladora Andina) and in all of Paraguay (through Paraguay Refrescos). The Chadwick Claro, Garcés Silva, Hurtado Berger, Said Handal and Said Somavía families control Coca-Cola Andina in equal parts. The Company’s proposal to generate value is being a leader in the non-alcoholic beverages market, developing a relationship of excellence with consumers of its products, as well as with its employees, customers, suppliers and with its strategic partner Coca-Cola. For more company information visit www.koandina.com.

This document may contain projections reflecting Coca-Cola Andina’s good faith expectation and are based on currently available information. However, the results that are finally obtained are subject to diverse variables, many of which are beyond the Company’s control and which could materially impact the current performance. Among the factors that could change the performance are: the political and economic conditions on mass consumption, pricing pressures resulting from competitive discounts of other bottlers, weather conditions in the Southern Cone and other risk factors that would be applicable from time to time and which are periodically informed in reports filed before the appropriate regulatory authorities, and which are available on our website.

Embotelladora Andina S.A.

Second Quarter Results for the period ended June 30. Reported figures, IFRS GAAP.

(In nominal million Chilean pesos, except per share)

	April-June 2019					April-June 2018
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	50.2	58.3	37.6	14.8	160.8	50.3	56.2	42.6	15.9	164.9	-2.5%
Transactions (Million)	293.2	309.1	178.1	90.2	870.6	300.6	287.4	196.4	96.5	880.9	-1.2%

Net sales	132,757	131,423	83,218	32,968	379,718	126,227	117,863	85,464	34,595	363,485	4.5%
Cost of sales	(81,733)	(80,834)	(46,909)	(19,502)	(228,330)	(76,764)	(72,459)	(46,732)	(20,209)	(215,499)	6.0%
Gross profit	51,024	50,589	36,309	13,466	151,387	49,464	45,404	38,732	14,386	147,986	2.3%
Gross margin	38.4%	38.5%	43.6%	40.8%	39.9%	39.2%	38.5%	45.3%	41.6%	40.7%
Distribution and administrative expenses	(39,198)	(35,635)	(32,599)	(7,621)	(115,052)	(38,735)	(32,353)	(34,392)	(7,355)	(112,834)	2.0%

Corporate expenses (2)					(1,187)					(1,198)	-0.9%
Operating income (3)	11,826	14,954	3,710	5,845	35,149	10,729	13,051	4,341	7,031	33,954	3.5%
Operating margin	8.9%	11.4%	4.5%	17.7%	9.3%	8.5%	11.1%	5.1%	20.3%	9.3%
Adjusted EBITDA (4)	23,375	22,177	9,901	8,157	62,424	21,156	19,751	9,488	9,379	58,577	6.6%
Adjusted EBITDA margin	17.6%	16.9%	11.9%	24.7%	16.4%	16.8%	16.8%	11.1%	27.1%	16.1%

Financial (expenses) income (net)					(9,557)					(9,702)	-1.5%
Share of (loss) profit of investments accounted for using the equity method					(609)					(163)	273.0%
Other income (expenses) (5)					669					(3,233)	-120.7%
Results by readjustement unit and exchange rate difference					(2,791)					926	-401.4%
Other (loss) profit					0					(897)

Net income before income taxes					22,862					20,885	9.5%

Income tax expense					(7,830)					(12,273)	-36.2%

Net income					15,032					8,612	74.6%

Net income attributable to non-controlling interests					167					(430)	-139.0%
Net income attributable to equity holders of the parent					15,200					8,182	85.8%
Net margin					4.0%					2.3%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					16.1					8.6
EARNINGS PER ADS					96.3					51.9	85.8%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Second Quarter Results for the period ended June 30. Reported figures, IFRS GAAP.

(In nominal million US$, except per share)

Exch. Rate :	683.81	Exch. Rate :	621.50

	April-June 2019					April-June 2018
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	50.2	58.3	37.6	14.8	160.8	50.3	56.2	42.6	15.9	164.9	-2.5%
Transactions (Million)	293.2	309.1	178.1	90.2	870.6	300.6	287.4	196.4	96.5	880.9	-1.2%

Net sales	194.1	192.2	122.5	48.2	556.1	203.1	189.6	133.7	55.7	581.1	-4.3%
Cost of sales	(119.5)	(118.2)	(69.1)	(28.5)	(334.4)	(123.5)	(116.6)	(73.1)	(32.5)	(344.7)	-3.0%
Gross profit	74.6	74.0	53.5	19.7	221.8	79.6	73.1	60.6	23.1	236.4	-6.2%
Gross margin	38.4%	38.5%	43.6%	40.8%	39.9%	39.2%	38.5%	45.3%	41.6%	40.7%
Distribution and administrative expenses	(57.3)	(52.1)	(48.0)	(11.1)	(168.6)	(62.3)	(52.1)	(53.8)	(11.8)	(180.0)	-6.4%

Corporate expenses (2)					(1.7)					(1.9)	-6.8%
Operating income (3)	17.3	21.9	5.5	8.5	51.4	17.3	21.0	6.8	11.3	54.5	-5.6%
Operating margin	8.9%	11.4%	4.5%	17.7%	9.2%	8.5%	11.1%	5.1%	20.3%	9.4%
Adjusted EBITDA (4)	34.2	32.4	14.6	11.9	91.4	34.0	31.8	14.8	15.1	93.9	-2.7%
Adjusted EBITDA margin	17.6%	16.9%	11.9%	24.7%	16.4%	16.8%	16.8%	11.1%	27.1%	16.2%

Financial (expenses) income (net)					(13.9)					(15.6)	-11.0%
Share of (loss) profit of investments accounted for using the equity method					(0.9)					(0.6)	37.2%
Other income (expenses) (5)					1.0					(5.2)	-118.8%
Results by readjustement unit and exchange rate difference					(4.1)					1.4	-394.3%
Other (loss) profit					0.0					(1.4)

Net income before income taxes					33.5					33.0	1.7%

Income tax expense					(11.5)					(19.6)	-41.4%

Net income					22.1					13.4	64.5%

Net income attributable to non-controlling interests					(0.2)					(0.3)	-12.7%
Net income attributable to equity holders of the parent					21.8					13.1	66.2%
Net margin					3.9%					2.3%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					0.02					0.01
EARNINGS PER ADS					0.14					0.08	66.2%

(1)         Total may be different from the addition of the four countries because of intercountry eliminations.

(2)         Corporate expenses partially reclassified to the operations.

(3)         Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4)         Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(5)         Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Six Months Results for the period ended June 30. Reported figures, IFRS GAAP.

(In nominal million Chilean pesos, except per share)

	January-June 2019					January-June 2018
	Chilean Operations	Brazilian Operations	Argentine Operations (6)	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	114.7	124.3	86.6	32.8	358.3	111.8	121.0	102.1	33.9	368.7	-2.8%
Transactions (Million)	636.6	663.1	408.7	197.1	1,905.5	637.1	621.6	467.0	204.1	1,929.9	-1.3%

Net sales	289,633	286,699	193,175	71,896	840,180	273,940	267,958	203,690	72,685	817,504	2.8%
Cost of sales	(175,119)	(176,234)	(104,786)	(41,758)	(496,674)	(161,737)	(162,324)	(106,018)	(42,123)	(471,434)	5.4%
Gross profit	114,514	110,465	88,388	30,138	343,506	112,203	105,634	97,672	30,561	346,071	-0.7%
Gross margin	39.5%	38.5%	45.8%	41.9%	40.9%	41.0%	39.4%	48.0%	42.0%	42.3%
Distribution and administrative expenses	(82,233)	(68,388)	(70,211)	(15,638)	(236,468)	(78,413)	(66,857)	(76,890)	(15,202)	(237,362)	-0.4%

Corporate expenses (2)					(2,284)					(2,383)	-4.1%
Operating income (3)	32,282	42,078	18,178	14,501	104,754	33,790	38,778	20,782	15,359	106,326	-1.5%
Operating margin	11.1%	14.7%	9.4%	20.2%	12.5%	12.3%	14.5%	10.2%	21.1%	13.0%
Adjusted EBITDA (4)	55,292	56,385	30,158	19,097	158,649	54,471	51,906	30,601	20,060	154,655	2.6%
Adjusted EBITDA margin	19.1%	19.7%	15.6%	26.6%	18.9%	19.9%	19.4%	15.0%	27.6%	18.9%

Financial (expenses) income (net)					(19,409)					(19,906)	-2.5%
Share of (loss) profit of investments accounted for using the equity method					8					784	-99.0%
Other income (expenses) (5)					(1,713)					(8,554)	-80.0%
Results by readjustement unit and exchange rate difference					(3,908)					(325)	1102.5%
Other (loss) profit					0					(1,693)

Net income before income taxes					79,731					76,632	4.0%

Income tax expense					(17,750)					(28,638)	-38.0%

Net income					61,981					47,994	29.1%

Net income attributable to non-controlling interests					(363)					(430)	-15.5%
Net income attributable to equity holders of the parent					61,618					47,564	29.5%
Net margin					7.3%					5.8%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					65.1					50.2
EARNINGS PER ADS					390.6					301.5	29.5%

(1)         Total may be different from the addition of the four countries because of intercountry eliminations.

(2)         Corporate expenses partially reclassified to the operations.

(3)         Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4)         Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in  accordance to IFRS, plus Depreciation.

(5)         Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Six Months Results for the period ended June 30. Reported figures, IFRS GAAP.

(In nominal million US$, except per share)

	Exch. Rate :	675.38				Exch. Rate :		611.79

	January-June 2019					January-June 2018
	Chilean Operations	Brazilian Operations	Argentine Operations (6)	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	114.7	124.3	86.6	32.8	358.3	111.8	121.0	102.1	33.9	368.7	-2.8%
Transactions (Million)	636.6	663.1	408.7	197.1	1,905.5	637.1	621.6	467.0	204.1	1,929.9	-1.3%

Net sales	428.8	424.5	284.4	106.5	1,242.4	447.8	438.0	318.7	118.8	1,322.0	-6.0%
Cost of sales	(259.3)	(260.9)	(154.3)	(61.8)	(734.5)	(264.4)	(265.3)	(165.9)	(68.9)	(763.2)	-3.8%
Gross profit	169.6	163.6	130.1	44.6	507.9	183.4	172.7	152.8	50.0	558.8	-9.1%
Gross margin	39.5%	38.5%	45.8%	41.9%	40.9%	41.0%	39.4%	48.0%	42.0%	42.3%
Distribution and administrative expenses	(121.8)	(101.3)	(103.4)	(23.2)	(349.5)	(128.2)	(109.3)	(120.3)	(24.8)	(382.6)	-8.6%

Corporate expenses (2)					(3.4)					(3.7)	-9.8%
Operating income (3)	47.8	62.3	26.8	21.5	155.0	55.2	63.4	32.5	25.1	172.5	-10.2%
Operating margin	11.1%	14.7%	9.4%	20.2%	12.5%	12.3%	14.5%	10.2%	21.1%	13.0%
Adjusted EBITDA (4)	81.9	83.5	44.4	28.3	234.7	89.0	84.8	47.9	32.8	250.8	-6.4%
Adjusted EBITDA margin	19.1%	19.7%	15.6%	26.6%	18.9%	19.9%	19.4%	15.0%	27.6%	19.0%

Financial (expenses) income (net)					(28.8)					(32.6)	-11.5%
Share of (loss) profit of investments accounted for using the equity method					0.0					0.7	-98.3%
Other income (expenses) (5)					(2.5)					(13.8)	-81.8%
Results by readjustement unit and exchange rate difference					(5.8)					(0.7)	685.2%
Other (loss) profit					0.0					(2.8)

Net income before income taxes					117.8					123.3	-4.4%

Income tax expense					(26.3)					(46.1)	-43.0%

Net income					91.6					77.2	18.6%

Net income attributable to non-controlling interests					(0.5)					(0.7)	-23.4%
Net income attributable to equity holders of the parent					91.0					76.5	19.0%
Net margin					7.3%					5.8%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					0.10					0.08
EARNINGS PER ADS					0.58					0.48	19.0%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Second Quarter Results for the period ended June 30, 2019.

(In local nominal currency of each period, except Argentina (3))

	April-June 2019					April-June 2018
	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$		Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$		Paraguay Million G$
	Nominal	Nominal	Nominal	IAS29	Nominal	Nominal	Nominal	Nominal	IAS 29	Nominal
Total beverages volume (Million UC)	50.2	58.3	37.6	37.6	14.8	50.3	56.2	42.6	42.6	15.9
Transactions (Million)	293.2	309.1	178.1	178.1	90.2	300.6	287.4	196.4	196.4	96.5

Net sales	132,757	753.8	5,038.5	5,203.8	302,109	126,228	683.3	3,576.2	5,901.1	313,475
Cost of sales	(81,733)	(463.5)	(2,619.3)	(2,933.1)	(178,622)	(76,764)	(420.1)	(1,903.7)	(3,226.3)	(183,088)
Gross profit	51,024	290.3	2,419.2	2,270.7	123,487	49,464	263.3	1,672.5	2,674.8	130,387
Gross margin	38.4%	38.5%	48.0%	43.6%	40.9%	39.2%	38.5%	46.8%	45.3%	41.6%
Distribution and administrative expenses	(39,198)	(204.3)	(1,901.0)	(2,033.7)	(69,810)	(38,734)	(187.6)	(1,366.1)	(2,374.3)	(65,814)

Operating income (1)	11,826	85.9	518.2	237.0	53,677	10,729	75.7	306.4	300.5	64,573
Operating margin	8.9%	11.4%	10.3%	4.6%	17.8%	8.5%	11.1%	8.6%	5.1%	20.6%
Adjusted EBITDA (2)	23,375	127.4	660.9	619.0	74,848	21,155	114.5	435.0	656.0	85,835
Adjusted EBITDA margin	17.6%	16.9%	13.1%	11.9%	24.8%	16.8%	16.8%	12.2%	11.1%	27.4%

(1) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean

Financial Market Comission and determined in accordance to IFRS.

(2) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean

Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(3) Argentina 2019 figures are also presented in accordance to IAS 29, in June 2019 currency. 2018 figures are also presented in accordance to IAS 29, in June 2019 currency.

Embotelladora Andina S.A.

Six Months Results for the period ended June 30, 2019.

(In local nominal currency of each period, except Argentina (3))

	January-June 2019					January-June 2018
	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$		Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$		Paraguay Million G$
	Nominal	Nominal	Nominal	IAS29	Nominal	Nominal	Nominal	Nominal	IAS 29	Nominal
Total beverages volume (Million UC)	114.7	124.3	86.6	86.6	32.8	111.8	121.0	102.1	102.1	33.9
Transactions (Million)	636.6	663.1	408.7	408.7	197.1	637.1	621.6	467.0	467.0	204.1

Net sales	289,633	1,630.5	10,978.2	12,078.0	656,684	273,940	1,492.4	8,153.9	14,051.6	666,520
Cost of sales	(175,119)	(1,002.2)	(5,542.4)	(6,551.6)	(381,344)	(161,737)	(904.3)	(4,161.9)	(7,310.0)	(386,197)
Gross profit	114,514	628.3	5,435.8	5,526.4	275,339	112,203	588.1	3,992.0	6,741.6	280,323
Gross margin	39.5%	38.5%	49.5%	45.8%	41.9%	41.0%	39.4%	49.0%	48.0%	42.1%
Distribution and administrative expenses	(82,233)	(389.0)	(3,885.8)	(4,387.1)	(142,770)	(78,413)	(373.6)	(2,915.3)	(5,296.8)	(138,547)

Operating income (1)	32,282	239.3	1,550.0	1,139.3	132,569	33,790	214.5	1,076.7	1,444.8	141,776
Operating margin	11.1%	14.7%	14.1%	9.4%	20.2%	12.3%	14.4%	13.2%	10.3%	21.3%
Adjusted EBITDA (2)	55,293	320.8	1,836.0	1,888.4	174,546	54,471	288.0	1,308.7	2,122.5	184,835
Adjusted EBITDA margin	19.1%	19.7%	16.7%	15.6%	26.6%	19.9%	19.3%	16.0%	15.1%	27.7%

(1) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(2) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(3) Argentina 2019 figures are also presented in accordance to IAS 29, in June 2019 currency. 2018 figures are also presented in accordance to IAS 29, in June 2019 currency.

Embotelladora Andina S.A.

Consolidated Balance Sheet

(In million Chilean pesos)

				Variation %
ASSETS	06-30-2019	12-31-2018	06-30-2018	12-31-2018	06-30-2018

Cash + Time deposits + market. Securit.	117,450	138,222	113,656	-15.0%	3.3%
Account receivables (net)	129,415	183,563	137,036	-29.5%	-5.6%
Inventories	155,701	151,320	141,586	2.9%	10.0%
Other current assets	22,762	8,481	8,530	168.4%	166.8%
Total Current Assets	425,329	481,585	400,808	-11.7%	6.1%

Property, plant and equipment	1,563,111	1,680,024	1,376,042	-7.0%	13.6%
Depreciation	(848,771)	(969,253)	(710,541)	-12.4%	19.5%
Total Property, Plant, and Equipment	714,340	710,771	665,501	0.5%	7.3%

Investment in related companies	101,188	102,411	84,583	-1.2%	19.6%
Goodwill	117,733	117,229	111,623	0.4%	5.5%
Other long term assets	787,761	802,508	786,297	-1.8%	0.2%
Total Other Assets	1,006,682	1,022,148	982,502	-1.5%	2.5%

TOTAL ASSETS	2,146,352	2,214,505	2,048,811	-3.1%	4.8%

				Variation %
LIABILITIES & SHAREHOLDERS’ EQUITY	06-30-2019	12-31-2018	06-30-2018	12-31-2018	06-30-2018

Short term bank liabilities	20,567	21,543	19,955	-4.5%	3.1%
Current portion of bonds payable	21,009	20,664	20,628	1.7%	1.8%
Other financial liabilities	18,746	1,665	15,055	1025.7%	24.5%
Trade accounts payable and notes payable	217,358	283,938	210,179	-23.4%	3.4%
Other liabilities	61,504	92,052	58,303	-33.2%	5.5%
Total Current Liabilities	339,185	419,862	324,120	-19.2%	4.6%

Long term bank liabilities	1,634	2,439	4,030	-33.0%	-59.4%
Bonds payable	693,713	700,327	666,979	-0.9%	4.0%
Other financial liabilities	24,313	13,797	12,674	76.2%	91.8%
Other long term liabilities	213,838	214,364	206,242	-0.2%	3.7%
Total Long Term Liabilities	933,499	930,928	889,925	0.3%	4.9%

Minority interest	19,453	19,902	20,733	-2.3%	-6.2%

Stockholders’ Equity	854,215	843,813	814,033	1.2%	4.9%

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	2,146,352	2,214,505	2,048,811	-3.1%	4.8%

Financial Highlights

(In million Chilean pesos)

	Accumulated
ADDITIONS TO FIXED ASSETS	06-30-2019	12-31-2018	06-30-2018

Chile	35,296	37,548	15,759
Brazil	9,636	47,444	16,730
Argentina	12,850	29,571	12,550
Paraguay	3,177	14,292	3,738
Total	60,959	128,854	48,777

DEBT RATIOS	06-30-2019	12-31-2018	06-30-2018

Financial Debt / Total Capitalization	0.47	0.47	0.47
Financial Debt / Adjusted EBITDA L12M	2.37	2.34	2.14
Adjusted EBITDA* L12M+Interest Income/Interest Expense L12M	6.03	5.98	6.80

* Includes interest income

L12M: Last twelve months

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
	By:	/s/ Andrés Wainer
	Name:	Andrés Wainer
	Title:	Chief Financial Officer
Santiago, July 30, 2019